UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56176

CUSIP NUMBER 030617 104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Americrew Inc.
Full Name of Registrant

    21 Omaha Street

Address of Principal Executive Office (Street and Number)

  Dumont, NJ 07628

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Americrew Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense, as the Company’s accounting firm delayed compilation of the financial statements which delayed the auditors’ review. The Company expects to file the Form 10-Q on or prior to the 5th calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒     No ☐

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of $4,156,141 for the three months ended June 30, 2023, compared to revenue of $4,678,413 for the three months ended June 30, 2022. The decrease in revenue is primarily due to severe summer weather, specifically period of heavy rain and flooding.  Since our crews work entirely outside, we are not able to invoice customers during this downtime. The Company expects to report cost of revenues of $2,814,336 for the three months ended June 30, 2023, compared to cost of revenues of $3,012,570 for the three months ended June 30, 2022, resulting from the decrease in revenue which outpaced the decrease in the costs of revenue during the periods covered. Finally, the Company expects to report an operating income and net loss of $259,680 and ($185,487), respectively, for the three months ended June 30, 2023, compared to operating loss and net loss of $629,190 and $490,494, respectively, for the three months ended June 30, 2022, for the same reasons delineated above with respect to revenue, particularly relating to severe summer weather.

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Americrew Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Ross DiMaggio
Ross DiMaggio
	Title:	Chief Financial Officer

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